UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

ALON BLUE SQUARE ISRAEL LTD.

(translation of registrant’s name into English)

Europark Yakum, France Building,

Yakum 6097200 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F  ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release entitled "Alon Blue Square Israel Ltd. (NYSE:BSI) Announces The Financial Results For The Fourth Quarter And For 2014"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON BLUE SQUARE ISRAEL LTD.

March 30, 2015	By:	/s/ Ortal Klein

Ortal Klein, Adv.
Corporate Secretary